Exhibit 99.1

NASDAQ Halts Trading of Hunter Maritime Acquisition Corp. Securities

March 27, 2019 -- Today, Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company" or "Hunter"), a fintech company in China primarily focused on connecting investors and borrowers and providing multi-scenario investment analysis to platform users to meet their diversified investment needs, announced that Nasdaq has halted trading in its securities. Nasdaq advised the Company that it will be asking the Company to provide any information the Company has relating to the trading activity. The Company is cooperating with NASDAQ’s inquiries to permit a timely and orderly resumption of trading.

About Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp., through its wholly owned subsidiary NCF Wealth Group, is a fintech company in China primarily focused on connecting investors and borrowers, providing multi-scenario investment analysis to platform users to meet their diversified investment needs, and building a closed-loop ecosystem in the field of internet finance. It also provides financing advisory and technical support for borrowers when they announce their financing needs. NCF Wealth Group aims to provide simplified, convenient and flexible financing solutions to both small and medium enterprises (“SMEs”) and individual borrowers. NCF generates revenues primarily from fees charged to borrowers for matching them with lenders through the facilities of its online platform and for providing financing advisory services to them. NCF’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF does not itself finance the loans offered on its platform with its own funds.

Forward Looking Statements

This communication includes certain statements that may constitute "forward-looking statements" for purposes of the federal securities laws.  Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions.  The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements may include, for example, statements about the benefits of the transaction described in this communication; the future financial performance of NCF Wealth Holdings Limited; changes in NCF Wealth Holdings Limited's reserves and future operating results; and expansion plans and opportunities.  These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties.  Accordingly, forward-looking statements should not be relied upon as representing NCF Wealth Holdings Limited's views as of any subsequent date, and NCF Wealth Holdings Limited does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.  You should not place undue reliance on these forward-looking statements.  As a result of a number of known and unknown risks and uncertainties, NCF Wealth Holdings Limited's actual results or performance may be materially different from those expressed or implied by these forward-looking statements.  Some factors that could cause actual results to differ include NCF Wealth Holdings Limited's ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition and the ability of NCF Wealth Holdings Limited to grow and manage growth profitably following the transaction; changes in applicable laws or regulations; the possibility that NCF Wealth Holdings Limited may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in Hunter's public filings with the Securities and Exchange Commission.

SOURCE: Hunter Maritime Acquisition Corp.